December 11, 2020

Via E-mail
Ning Zhang, Esq.
Morgan, Lewis & Bockius LLP
c/o Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
15 Queen   s Road Central
Hong Kong

       Re:     Meten EdtechX Education Group Ltd.
               Schedule TO-I
               Filed December 7, 2020
               File No. 5-91479

Dear Mr. Zhang:

       We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested
information. If you do not believe our comments apply to the Company   s facts
and
circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Exercise, unless otherwise indicated.

Offer to Exercise

Section 1. Forward Looking Statements, page 53

1. We note the disclosure in the third sentence of the first paragraph on page 53. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.
       See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange
       Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3
       and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009)
       available at www.sec.gov. Please revise the disclosure accordingly. Ning Zhang, Esq.
Morgan, Lewis & Bockius LLP
December 11, 2020
Page 2


Section 6. Conditions to the Offer to Exercise, page 56

2. Refer to paragraph (iii) of this section. Please clarify, if true, that you are referring to a
       U.S. state and not a non-U.S. jurisdiction. If you are referring to a non-U.S. jurisdiction, please advise us how you are complying with the all-holders provision in Exchange Act
       Rule 13e 4(f)(8)(i). We view Exchange Act Rule 13e 4(f)(9)(ii) as permitting the exclusion of only those Warrant holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law. If this language is intended to apply to Warrant holders located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of Exchange
       Act Release No. 58957 (October 8, 2008). Please either advise us as to how the
       Company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure here consistent with Rule 13e-4(f)(8).

3. Please advise how paragraph (iv) constitutes a condition to the Offer to Exercise. It appears that Warrant holders electing to exercise their Warrants following the procedures described in the Offer to Exercise is analogous to holders in a cash tender offer tendering their securities. In addition, it is unclear why paragraph (iv) is necessary given paragraph
       (ii).

4. Paragraph (v) requires that holders of the Placement Warrants and the Post-Merger
       Warrants complete the Accredited Investor Questionnaire. This language suggests that the Offer to Exercise is limited to persons who are accredited investors. Please provide an analysis as to how limiting the offer to persons who are accredited investors complies with Exchange Act Rule 13e-4(f)(8)(i) which requires that the offer be open to all security holders.

                                            *    *    *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                             Sincerely,

                                                             /s/ Perry Hindin

                                                             Perry Hindin
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions